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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Yocum               Ronald                        H.
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   (Last)               (First)                 (Middle)

Millennium Petrochemicals Inc.  11500 Northlake Drive
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                                    (Street)
Cincinnati, OH  45249

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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

12/31/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          Chief Executive Officer - Millennium Petrochemicals Inc.
      --------------------------------------------------------------------

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock $0.01 par value/share    12/3/97        S               5,133       D      23.875                  D         (1)
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Common Stock $0.01 par value/share    12/5/97        S               47,152      D      23.250                  D         (1)
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Common Stock $0.01 par value/share    12/5/97        S               10,920      D      23.125                  D         (1)
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Common Stock $0.01 par value/share    12/5/97        S               840         D      23.4375                 D         (1)
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Common Stock $0.01 par value/share    12/5/97        S               38,378      D      23.375                  D         (1)
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Common Stock $0.01 par value/share    12/8/97        S               1,736       D      23.4375                 D         (1)
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Common Stock $0.01 par value/share    12/9/97        S               19,841      D      23.50    100,026        D         (1)
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Common Stock $0.01 par value/share    11/30/97       P               1,860       D      23       6,983          I         (2) 401(k)
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Common Stock $0.01 par value/share                                                               1,648          D         (3)
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Common Stock $0.01 par value/share                                                               355            D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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
Explanation of Responses:

1. As a result of the closing of the Millennium Chemicals/Lyondell Petrochemical Joint Venture on December 1, 1997, 224,026 shares of restricted stock held by the Reporting Person vested. The Reporting Person announced that he will retire as CEO of Millennium Petrochemicals Inc. on March 1, 1998. After selling 124,000 shares of Company Common Stock in December as reported herein, the Reporting Person holds 100,026 shares that had been restricted shares.

2. Represents the value of the Reporting Person's Company Stock Fund in the Company's 401(k) plan as of November 30, 1997 expressed as share equivalents. As of such date, approximatley 95.94% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

3. Represents shares held in the Reporting Person's account under the Company's Salary and Bonus Deferral Plan.



     Ronald H. Yocum                                        January 12, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.